UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

GSE Holding, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

36191X 100

(CUSIP Number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Gerald T. Nowak, P.C.

Theodore A. Peto

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36191X 100	13D	Page 2 of 10

1.	NAME OF REPORTING PERSON Code Hennessy & Simmons IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,966,814(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,966,814(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,726,003(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Due to the Amended and Restated Stockholders Agreement, dated as of February 15, 2012, as amended and supplemented (the “Stockholders Agreement”), by and among GSE Holding, Inc., a Delaware corporation (the “Issuer”), Code Hennessy & Simmons IV LP, CHS Associates IV and certain other stockholders of the Issuer (the “Other Stockholders”), this reporting person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own 240,811 shares of common stock of the Issuer, $0.01 par value per share (the “Common Stock”), beneficially owned by the Other Stockholders as of the date of this Statement (the “Other Stockholder Shares”). This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 10,966,814 shares of Common Stock, or 53.6%.
(2)	Based on 20,460,612 shares of Common Stock outstanding as of November 6, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2013 (the “Reported Shares Outstanding”).

CUSIP No. 36191X 100	13D	Page 3 of 10

1.	NAME OF REPORTING PERSON CHS Management IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,966,814(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,966,814(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,726,003(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Due to the Stockholders Agreement, this reporting person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the Other Stockholder Shares. This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 10,966,814 shares of Common Stock, or 53.6%.
(2)	Based on the Reported Shares Outstanding.

CUSIP No. 36191X 100	13D	Page 4 of 10

1.	NAME OF REPORTING PERSON CHS Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,632
	8.	SHARED VOTING POWER 10,966,814(1)
	9.	SOLE DISPOSITIVE POWER 17,632
	10.	SHARED DISPOSITIVE POWER 10,966,814(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,743,635(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%(1)(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Due to the Stockholders Agreement, this reporting person (formerly Code Hennessy & Simmons LLC) may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the Other Stockholder Shares. This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 10,984,446 shares of Common Stock, or 53.7%.
(2)	Based on the Reported Shares Outstanding.

CUSIP No. 36191X 100	13D	Page 5 of 10

1.	NAME OF REPORTING PERSON CHS Associates IV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 36191X 100	13D	Page 6 of 10

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the statement on Schedule 13D relating to the shares of Common Stock of the Issuer filed by Code Hennessy & Simmons IV LP (“CHS IV”), CHS Management IV LP (“CHS Management”), CHS Capital LLC (“CHS LLC”) and CHS Associates IV (“CHS Associates”) with the SEC on June 14, 2012, as amended on January 17, 2013 and July 16, 2013 (the “Schedule 13D”).

This Amendment No. 3 is being filed in order to report the distribution by CHS Associates to the partners thereof of the 17,632 shares of Common Stock of the Issuer that it had beneficially owned (the “Distribution”) and the removal of CHS Associates as a reporting person, and to report the removal of the Issuer’s former chief financial officer as a party to the Stockholders Agreement and a holder of Other Stockholder Shares. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. The Schedule 13D, as amended by this Amendment No. 3, is referred to collectively as this “Statement.”

CHS IV, CHS Management, CHS LLC and CHS Associates do not affirm the existence of a group and are filing this Statement jointly pursuant to Rule 13d-1(k) under the Act.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by replacing the first sentence of the paragraph thereof captioned “Partners and Executive Officers” with the following:

The partners of CHS LLC are Daniel J. Hennessy, Brian P. Simmons, Thomas J. Formolo, David O. Hawkins and Richard A. Lobo, and the executive officer of CHS LLC is Todd C. Schneider, who is its Chief Financial Officer.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by replacing the third paragraph thereof with the following:

The Issuer and CHS IV are parties to the Stockholders Agreement with the Other Stockholders, who are the beneficial owners of an aggregate of 240,811 shares of Common Stock as of the date of this Statement. Each of CHS IV, CHS Management and CHS LLC (collectively, the “Reporting Persons”) may be deemed to have acquired beneficial ownership of such shares. However, each of the Reporting Persons expressly disclaims any beneficial ownership of such shares.

CUSIP No. 36191X 100	13D	Page 7 of 10

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) – (b) As of the date of this Statement, CHS IV is the record owner of 10,726,003 shares of Common Stock, representing approximately 52.4% of the outstanding shares of Common Stock, based on the Reported Shares Outstanding. The shares of Common Stock owned by CHS IV may be deemed to be beneficially owned by CHS Management, which is the general partner of CHS IV, and by CHS LLC, which is the general partner of CHS Management. CHS Management and CHS LLC disclaim beneficial ownership of the shares of Common Stock owned by CHS IV, except to the extent of a pecuniary interest therein.

As of the date of this Statement, CHS Associates is the record owner of 0 shares of Common Stock. On December 6, 2013, pursuant to the Distribution, the 17,632 shares of Common Stock of which CHS Associates had been the record owner, and which had been deemed to be indirectly beneficially owned by CHS LLC in its capacity as the general partner of CHS Associates, were distributed to the nine partners of CHS Associates. On that date, as the general partner of CHS Associates, CHS LLC received and became the record owner of 2,154 shares of Common Stock, representing approximately one one-hundredth of one percent of the outstanding shares of Common Stock, based on the Reported Shares Outstanding. In addition, CHS LLC may continue to be deemed the indirect beneficial owner of the 15,478 shares of Common Stock distributed to the eight other partners of CHS Associates pursuant to the Distribution with respect to which CHS LLC holds an irrevocable power of attorney that entitles it to vote and to dispose of such shares. See Item 6. Accordingly, CHS LLC’s beneficial ownership of the Issuer has not changed as a result of the Distribution.

The Investment Committee of CHS LLC exercises sole voting and dispositive powers with respect to the shares of Common Stock held by CHS IV and CHS LLC. The members of the Investment Committee are Brian P. Simmons, Daniel J. Hennessy, Thomas J. Formolo, David O. Hawkins and Richard A. Lobo (collectively, the “Investment Committee Members”). Each of the Investment Committee Members disclaims beneficial ownership of the shares held by CHS IV and CHS LLC, except to the extent of a pecuniary interest therein.

The shares of Common Stock described above do not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d)(3) of the Act in which CHS IV or any of the other Reporting Persons may be deemed a member.

Due to the relationship between the Reporting Persons and the Other Stockholders as set forth in the Stockholders Agreement, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with the Other Stockholders, and each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the limited matters described in the Stockholders Agreement over (and therefore to beneficially own) the 240,811 shares of Common Stock beneficially owned in the aggregate by the Other Stockholders as of the date of this Statement, such that CHS IV and CHS Management may be deemed to beneficially own 10,966,814 shares of Common Stock, representing approximately 53.6% of the outstanding shares of Common Stock, based on the Reported Shares Outstanding, and CHS LLC may be deemed to beneficially own 10,984,446 shares of Common Stock, representing approximately 53.7% of the outstanding shares of Common Stock, based on the Reported Shares Outstanding. The Reporting Persons hereby expressly disclaim membership in any “group” with any person and expressly disclaim beneficial ownership of any shares of Common Stock that may be or are beneficially owned by the Other Stockholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock beneficially owned by the Other Stockholders for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 36191X 100	13D	Page 8 of 10

(c) Except as otherwise described in this Statement, during the past sixty days, there have been no transactions in the Common Stock effected by CHS IV, CHS Management, CHS LLC or CHS Associates or, to their knowledge, the other persons named in Item 2.

(d) On December 6, 2013, CHS Associates made a pro rata distribution for no additional consideration of the 17,632 shares of Common Stock of the Issuer that it had beneficially owned to its nine partners, including its general partner, CHS LLC.

(e) On December 6, 2013, CHS Associates disposed of its shares of Common Stock of the Issuer pursuant to the Distribution.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by appending the following paragraphs after the second paragraph thereof:

The Stockholders Agreement was amended by Amendment No. 3 to the Stockholders Agreement, effective December 6, 2013, to remove CHS Associates as a party thereto, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

In connection with the Distribution, CHS LLC received an irrevocable power of attorney from each of the eight other distributee partners to vote and to dispose of such partner’s shares. This power of attorney was granted pursuant to separate irrevocable power of attorney agreements entered into between CHS LLC and each such distributee partner that became effective on December 6, 2013, a form of which is filed as Exhibit 5 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by adding the following exhibits in appropriate numerical order:

Exhibit 4	Amendment No. 3 to Amended and Restated Stockholders Agreement, dated December 6, 2013.

Exhibit 5	Form of Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 13, 2013

CODE HENNESSY & SIMMONS IV LP

By:	CHS Management IV LP
Its:	General Partner

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Marcus J. George
Name:	Marcus J. George
Title:	Partner

CHS ASSOCIATES IV

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Marcus J. George
Name:	Marcus J. George
Title:	Partner

CHS MANAGEMENT IV LP

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Marcus J. George
Name:	Marcus J. George
Title:	Partner

CHS CAPITAL LLC

By:	/s/ Marcus J. George

Name:	Marcus J. George
Title:	Partner